

October 1, 2010

Via U.S. Mail and facsimile to (570)348-6454

Edward J. Lipkus III
Executive Vice President and Chief Financial Officer
First National Community Bancorp, Inc.
102 E. Drinker St.
Dunmore, PA 18512

  Re: First National Community Bancorp, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Form 10-Q for Fiscal Quarter Ended March 31, 2010
     Form 10-Q for the Fiscal Quarter Ended June 30, 2010
     File No. 000-53869

Dear Mr. Lipkus:

   We have reviewed your supplemental response and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the period ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Operations

Impairment of Investment Securities, page 16

  1. We have reviewed your response to prior comment 4 from our letter dated June 8, 2010 as well as the related disclosures in your June 30, 2010 10-Q. In your response, you state that additional analysis to review expected future deferral/default rates for each security will be added in future filings. This appears to indicate that you have changed your

methodology on a go forward basis. Please confirm to us that you have changed your methodology and if so, revise your future filings to clarify that a change was made.

2. In addition to the above, please tell us how your measurement of credit loss as of March 31, 2010 would have changed had you used the revised methodology. If significant, provide us with a materiality analysis that explains why a restatement is not required.

3. You disclose that future deferrals/defaults are projected to approximate the long-term performance of FDIC regulated banks and that these deferrals/defaults are reviewed by using the participating bank's texas ratio. Please tell us and revise your future filings disclose the following additional information:
   a. You disclose that *all* banks with a ratio over the target level of 100 are projected to fail immediately with no recovery assumed *whether the bank is currently in deferral or default*. You also disclose that *currently performing banks with a ratio over the target level* are projected to pay for two additional quarters before failing. These statements do not appear consistent with one another. Please revise for consistency.
   b. Tell us in more detail whether your analysis uses only one target level or whether there are different credit loss assumptions depending on various target levels.
   c. Tell us how your analysis considers participating banks with a texas ratio below the target level. For example, if a performing bank has a texas ratio of 95, would you have a higher default projection than a performing bank with a texas ratio of 75 or would the default projection be the same because both banks texas ratios did not exceed the target? If you use the same default projection for both banks, tell us why you believe this is appropriate considering the significant differences in credit risk for the banks.
   d. You state that use of this analysis provides varying deferral/default rates as it is customized to the banks in each pool. Tell us and revise to disclose how the results of this analysis interact with the long-term performance of FDIC regulated banks. For example, in your first quarter 10-Q you disclosed that future deferrals/defaults are projected to approximate the long-term performance of FDIC regulated banks. We noted that projected annual deferrals/defaults as a percentage of performing collateral appeared to be the same for each security (0.375%). Does your analysis result in adjustments that are made to the same base rate?

Asset Quality, page 26

4. We note your response to prior comment 8 from our letter dated June 8, 2010. We were again unable to locate the requested disclosures in your Form 10-Q for the period ended June 30, 2010. As previously requested, please revise all future interim and annual filings to include the following information:
   a. The amount of impaired loans for which there is no related allowance for credit losses determined;
   b. A narrative description of your policy for recognizing interest income on impaired loans, including how cash receipts are recorded; and

    c.   Your average recorded investment in impaired loans during each period for which results of operations are presented.

    Refer to guidance in paragraph 20 of ASC 310-10-50-15 for guidance. Please provide us with your proposed disclosures.

Provision for Credit Losses, page 29

5. We note your response to prior comment 7 from our letter dated June 8, 2010, and your expanded disclosures on pages 29 and 30. It does not appear, however, that you appropriately addressed our prior comment in the revised disclosures included in this Form 10-Q. Therefore, as previously requested, please address the following and provide us with your proposed disclosures:

    a.   Revise your disclosure in future filings to include the information contained in your response to prior comment 13 from your response letter dated February 17, 2010.

    b.   Revise your future filings to include a <u>detailed</u> discussion of the <u>specific changes</u> you made to your allowance for credit losses methodology, including <u>how those changes impacted</u> the timing and amount of your charge-offs and recording of the provision for credit losses.

    c.   Revise future filings to disclose the dollar impact to your financial statements of your change in methodology for all periods presented as required by ASC Topic 250-10-50. In your disclosure, please address the fact that you recorded a "variance" of $150,000 associated with the change in your historical/migration analysis, and specifically address whether that "variance" represented a financial statement impact from the changes made to your allowance methodology.

6. We note that the coverage ratio of your allowance for credit losses to both gross loans and non-performing loans decreased between March 31, 2010 and June 30, 2010, despite an increase in the balance of both total non-performing loans and non-performing assets over the same period. Further, we note that the ratio of your specific allowance for credit losses as calculated under ASC 310 to impaired loans decreased between March 31, 2010 and June 30, 2010 despite an increase in total impaired loans. Please tell us and revise future filings to provide a more thorough and comprehensive discussion of the relationship between fluctuations in gross loans, non-performing loans, non-performing assets and impaired loans and the fluctuations in your specific and general allowance for credit losses, the provision and net charge-offs. In your response and proposed disclosures, please specifically address how changes to you allowance for credit losses methodology, incorporated during 2009, affected these fluctuations and trends in your credit portfolio.

Disclosures about Fair Value of Financial Instruments, page 33

7. We note your response to prior comment 9 from our letter dated June 8, 2010, and your revised fair value disclosure related to available-for-sale securities beginning on page 23. However, we were unable to locate similar disclosure required by ASC 820-10-50 related

to your other financial assets and liabilities (e.g. impaired loans). Therefore, as previously requested, please revise future interim and annual filings to disclose fair value information for <u>all</u> financial assets and financial liabilities measured at fair value on a <u>recurring</u> (paragraphs 1 through 3 of ASC 820-10-50) and <u>nonrecurring</u> basis (paragraph 5 of ASC 820-10-50).

<u>Item 4. Controls and Procedures, page 35</u>

8. We note your response and revised disclosure related to prior comment 10 from our letter dated June 8, 2010. However, it appears that you continued to omit certain disclosures in this Form 10-Q related to fair value as required by ASC 820-10-50. As such, we ask that you revise to state that disclosure controls and procedures were again not effective as of June 30, 2010.

You may contact Lindsay Bryan McCord, Staff Accountant, at (202) 551-3417 or me at (202) 551-3572 with any other questions.

Sincerely,

Brittany Ebbertt
Staff Accountant